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Mr. Jim B. Rosenberg Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

By FAX: (202) 772-9217 and by regular mail

Re: Letter to AlphaRx Inc. dated March 8, 2007

March 9, 2007

Dear Sir;

I am in receipt of your letter dated March 8, 2007. We will send in our amended filings (the entire periodic reports and the new corrected certifications) on or about March 14, 2007. I have to allow time for our board of directors to review and approve the amendments which will be completed before March 14th.

In regards to your comment regarding the use of outdated certifications I agree with your comment and reflect below the amended certifications required by Exchange Act Rule 13a-14(a) which will be filed with the amended reports:

EXHIBITS 31.1/31.2

I, Michael Lee, President and Chief Executive Officer of AlphaRx Inc. /Marcel Urbanc Chief Financial Officer and Principal Accounting Officer certify that:

1.   I have reviewed this [annual/quarterly] report on Form 10-KSB/A OR Form 10QSB/A of AlphaRx, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability over financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter(the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007   /s/ Michael Lee
                    Michael Lee, President and Chief Executive Officer

                    /s/Marcel Urbanc
            Marcel Urbanc Chief Financial Officer and Principal Accounting Officer

The filings, will of course have Exhibits 31.1 and 31.2 separated. I have combined them above for ease of reference.

I have also inserted into each amended filing the following Explanatory Note:

Explanatory Note

This [annual/quarterly] report is being refiled in regards to the updating of certifications seen in Exhibits 31.1 and 31.2. The original report had outdated certifications.

I acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please accept my apologies for any inconvenience caused.

Yours very truly;



Marcel Urbanc
Chief Financial Officer and Principle Accounting Officer
AlphaRx, Inc.